Exhibit 1

INCREDIMAIL REDEPLOYING RESOURCES FROM ANCILLARY ACTIVITIES TO MARKETING AND PRODUCT
DEVELOPMENT; SIGNED CONTRACT WITH TFT FROM INDIA FOR OUTSOURCING QUALITY ASSURANCE
ACTIVITY

The restructuring together with the changes to the support department will enable the recruitment of employees and allocation of resources to more strategic activities and continued growth

TEL AVIV, ISRAEL – October 14, 2010 - IncrediMail Ltd. (NASDAQ: MAIL) an Internet company developing and marketing consumer downloadable products today announced that it signed a contract with Think Future Technology (“TFT”) from India for outsourcing its quality assurance activity.  As a result of this contract and, the refocusing of it product support and other ancillary activities IncrediMail expects to reduce its headcount by approximately 20 employees over the coming months.

Yuval Hamudot, COO at IncrediMail commented, “We believe that this move will enable the company to redeploy the freed up resources in product development and marketing while focusing on further improving the IncrediMail user experience, positioning the Company for accelerated future growth. IncrediMail highly values the parting employees, and believes that the current market demand for quality assurance professionals, with IncrediMail's recommendations, will enable them to find employment in other companies.

TFT works with numerous hi-tech and Internet companies, including; American Greetings – Intellectual Properties, Corbis and others.  Vijay Gupta, TFT CEO commented, “We are looking forward to working again with Josef Mandelbaum, this time in his new capacity as CEO of IncrediMail, and having IncrediMail join our list of illustrious customers all over the world.  We will be providing IncrediMail professional efficiencies of the highest quality, as IncrediMail and TFT are accustomed to.

About IncrediMail Ltd.

IncrediMail Ltd. (NASDAQ:MAIL - News) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Marybeth Csaby/Rob Fink
KCSA Strategic Communications
(212) 896-1236 / 212-896-1206
mcsaby@kcsa.com/ rfink@kcsa.com